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                              October 21, 2020

       Daniel J. Starck
       Chief Executive Officer
       Apria, Inc.
       26220 Enterprise Court
       Lake Forest, California 92630

                                                        Re: Apria, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Response dated
October 16, 2020
                                                            CIK No. 0001735803

       Dear Mr. Starck:

              We have reviewed your proposed amendments to your draft registration statement and have the following comment.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to our comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement response filed October 16, 2020

       Management's Discussion and Analysis
       Liquidity and Capital Resources
       Contractual Obligations, page 78

   1. Please disclose in footnote (5) of the Contractual Obligation table the total future payment obligation under the
tax receivable agreement if all deferred tax assets recognized are realized prior to
expiration of the agreement. In addition, at a minimum, disclose the amounts that are
expected to be due in the next twelve months.
 Daniel J. Starck
FirstName
Apria, Inc. LastNameDaniel J. Starck
Comapany
October  21,NameApria,
             2020      Inc.
October
Page 2 21, 2020 Page 2
FirstName LastName
       You may contact Jeanne Bennett at (202) 551-3606 or Mary Mast at (202) 551- 3613 if
you have questions regarding the financial statements and related matters. Please contact Abby
Adams at (202) 551-6902 or Laura Crotty at (202) 551-7614 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:      Edgar Lewandowski, Esq.